Exhibit 99.1

PRESS RELEASE 616632

AEGON TO START LIFE INSURANCE ACTIVITIES

IN THE CZECH REPUBLIC

The Hague, March 24, 2005 – AEGON N.V. has received a license from the Ministry of Finance of the Czech Republic to start life insurance activities.

AEGON is entering the life insurance market of the Czech Republic with a greenfield operation and intends to offer a range of products and services. AEGON aims to open branches in the largest cities in the Czech Republic and will also use the services of tied agents and independent brokers to sell and distribute its products.

Mr. Boris Cuchran, who has wide experience in the insurance industry in the region, has been appointed General Manager of the Czech operations.

“We are pleased with the opportunity to begin providing life insurance solutions to customers in the Czech Republic,” said AEGON Chairman Donald J. Shepard. “This continues AEGON’s previously stated growth strategy in the important Central and Eastern European market.”

AEGON’s well-established business in Hungary serves as a platform for cost efficient expansion in Central and Eastern Europe. In 2003 AEGON successfully entered the life insurance and pension market in neighboring Slovakia.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON encourages product innovation and fosters an entrepreneurial spirit within its businesses. New products and services are developed by local business units, with a continuous focus on cost control, using a multi-brand, multi-channel distribution approach to meet customers’ needs.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to not only meet, but exceed the expectations of customers, shareholders, employees, business partners and other stakeholders. Pursuing its mission of creating better financial futures for all stakeholders, AEGON will continue to explore new opportunities for profitable growth.

Forward looking statements

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States

Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com